77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR 2023 AND THE APPOINTMENT OF A NEW TRUSTEE

February 28, 2024, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period and year ended December 31, 2023 and that it has appointed Mr. Robert D. Brouwer to its Board of Trustees and Board of Directors.

FOURTH QUARTER 2023 HIGHLIGHTS

Highlights for the three month period and year ended December 31, 2023 are set out below:

Financial:
•Granite's net operating income ("NOI") was $110.0 million in the fourth quarter of 2023 compared to $102.4 million in the prior year period, an increase of $7.6 million primarily as a result of the completion of developments and expansions beginning in the fourth quarter of 2022, contractual rent adjustments and consumer price index based increases and renewal leasing activity;
•Same property NOI - cash basis(4) increased by 4.7% for the fourth quarter of 2023, excluding the impact of foreign exchange;
•Funds from operations ("FFO")(1) was $81.2 million ($1.27 per unit) in the fourth quarter of 2023 compared to $77.2 million ($1.20 per unit) in the fourth quarter of 2022;
•FFO was $317.6 million ($4.97 per unit) for the year ended December 31, 2023 as compared to $289.3 million ($4.43 per unit) for the year ended December 31, 2022;
•Adjusted funds from operations ("AFFO")(2) was $73.2 million ($1.15 per unit) in the fourth quarter of 2023 compared to $67.0 million ($1.05 per unit) in the fourth quarter of 2022;
•AFFO was $287.4 million ($4.50 per unit) for the year ended December 31, 2023 as compared to $264.2 million ($4.05 per unit) for the year ended December 31, 2022;
•During the three month period and year ended December 31, 2023, the Canadian dollar weakened against the US dollar and the Euro relative to the prior year period. The impact of foreign exchange, excluding any fair value gains or losses realized on foreign exchange collars, on FFO for the three month period and year ended December 31, 2023, relative to the same period in 2022, was $0.02 per unit and $0.21 per unit, respectively, and for AFFO, the impact of foreign exchange was $0.02 per unit and $0.20 per unit, respectively;
•AFFO payout ratio(3) was 70% for the fourth quarter of 2023 compared to 75% in the fourth quarter of 2022;

•Granite recognized $33.0 million in net fair value losses on investment properties in the fourth quarter of 2023 ($229.9 million for the year ended December 31, 2023), which were primarily attributable to the expansion in discount and terminal capitalization rates across selective Granite markets largely due to market conditions, partially offset by fair market rent increases primarily in selective U.S. and European markets. The value of investment properties was further decreased by unrealized foreign exchange losses of $73.3 million in the fourth quarter of 2023 primarily resulting from the relative strengthening of the Canadian dollar against the US dollar, partially offset by the relative weakening of the Canadian dollar against the Euro as at December 31, 2023; and
•Granite's net income in the fourth quarter of 2023 was $31.4 million in comparison to a net loss of $126.3 million in the prior year period primarily due to a decrease in the fair value losses on investment properties of $196.9 million and a $7.6 million increase in net operating income as noted above, partially offset by a $23.9 million decrease in income tax recovery and a $17.5 million increase in fair value losses on financial instruments.

Developments:
•Subsequent to quarter end, Granite achieved contractual completion of its approximately 410,000 square foot, 40’ clear height, state-of-the-art modern distribution facility in Brantford, Ontario and the lease with a global chocolate producer commenced with an approximate 19-year term.
•Subsequent to quarter end, Granite signed a lease for approximately 30,000 square feet of the expansion of its property at 555 Beck Crescent in Ajax, ON. The lease will commence upon completion of the property which is expected to occur in the second quarter of 2024 for a 10-year term with annual escalations.

Operations:
•During the fourth quarter of 2023, Granite achieved average rental rate spreads of 24% over expiring rents representing approximately 3,780,000 square feet of renewals completed in the quarter.
•Today, Granite released its Green Bond use of proceeds report with respect to the allocation of net proceeds of the 3.062% $500.0 million Series 4 Senior Debentures due 2027 (the “2027 Green Bond”), the 2.194% $500.0 million Series 6 Senior Debentures due 2028 (the “2028 Green Bond”) and the 6.074% $400.0 million Series 7 Senior Debentures due 2029 (the “2029 Green Bond”). As at December 31, 2023, Granite has allocated a total of $1,161.3 million of net Green Bond proceeds to Eligible Green Projects, as defined in Granite’s Green Bond Framework, representing 100%, 100% and 42.0% of the net proceeds of the 2027 Green Bond, the 2028 Green Bond and the 2029 Green Bond respectively. Sustainalytics, a leading provider of ESG and corporate governance research and ratings to investors, conducted the verification of Granite’s Green Bond use of proceeds. The Green Bond use of proceeds report can be found on Granite’s website.

Financing:
•On November 30, 2023, Granite repaid in full the outstanding $400.0 million aggregate principal amount of its Debentures due November 30, 2023 using proceeds from the issuance of the $400.0 million Series 7 Debentures due April 12, 2029. In conjunction with the repayment, the mark to market liability of $18.5 million relating to the 2023 Cross Currency Interest Rate Swap was settled.
•During the quarter, pursuant to Granite's normal course issuer bid ("NCIB"), Granite repurchased 392,700 stapled units at an average stapled unit cost of $68.73 for total consideration of $27.0 million, excluding commissions.
•On February 21, 2024, Granite filed and obtained a receipt for new base shelf prospectuses for both equity and debt securities (the “Shelf Prospectuses”). Granite has filed the Shelf Prospectuses to maintain financial flexibility and to have the ability to offer securities and debt on an accelerated basis pursuant to the filing of prospectus supplements. There is no certainty any securities or debt will be offered or sold under the Shelf Prospectuses. The Shelf Prospectuses are valid for a 25-month period, during which time Granite may offer and issue, from time to time, stapled units, stapled convertible debentures, stapled subscription receipts, stapled warrants, units or any combination thereof, having an aggregate offering price of up to $1.5 billion or debt securities having an aggregate offering price of up to $1.75 billion. Each offering under the Shelf Prospectuses will require the filing of a prospectus supplement that will include the specific terms of the securities being offered at that time.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2023	2022	2023	2022

Revenue	$129.8	$125.6	$521.2	$455.6
Net operating income ("NOI")	$110.0	$102.4	$435.2	$380.4
Net income (loss) attributable to stapled unitholders	$31.4	$(126.3)	$136.7	$155.8
Funds from operations ("FFO")(1)	$81.2	$77.2	$317.6	$289.3
Adjusted funds from operations ("AFFO")(2)	$73.2	$67.0	$287.4	$264.2
Diluted FFO per stapled unit(1)	$1.27	$1.20	$4.97	$4.43
Diluted AFFO per stapled unit(2)	$1.15	$1.05	$4.50	$4.05
Monthly distributions paid per stapled unit	$0.80	$0.78	$3.20	$3.10
AFFO payout ratio(3)	70%	75%	71%	77%

As at December 31,			2023	2022
Fair value of investment properties(9)			$8,808.1	$8,839.6
Assets held for sale(9)			$—	$41.2
Cash and cash equivalents			$116.1	$135.1
Total debt(5)			$2,998.4	$2,930.3
Net leverage ratio(6)			33%	32%
Number of income-producing properties(9)			137	128
Gross leasable area (“GLA”), square feet(9)			62.9	59.4
Occupancy, by GLA			95.0%	99.6%
Magna as a percentage of annualized revenue(8)			26%	26%
Magna as a percentage of GLA			19%	20%
Weighted average lease term in years, by GLA			6.2	5.9
Overall capitalization rate(7)			5.2%	4.9%

A more detailed discussion of Granite’s combined financial results for the three months and years ended December 31, 2023 and 2022 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the audited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval Plus (“SEDAR+”) and can be accessed at www.sedarplus.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

2024 OUTLOOK

For 2024, Granite forecasts FFO per unit within a range of $5.30 to $5.45, representing a 7%-10% increase over 2023, and Granite forecasts AFFO per unit to be within a range of $4.65 to $4.80, representing an increase of 3%-7% over 2023. The high and low ranges are driven by foreign currency exchange rate assumptions where for the high end of the range Granite is assuming foreign exchange rates of the Canadian dollar to Euro of 1.48 and the Canadian dollar to US dollar of 1.38. On the low end of the range, we are assuming exchange rates of the

Canadian dollar to Euro of 1.43 and the Canadian dollar to US dollar of 1.32. Granite forecasts constant currency same property NOI – cash basis to be within a range of 7%-8%, based on a four-quarter average over 2024. Granite’s 2024 forecasts assume no acquisitions and dispositions.

Non-IFRS measures are included in Granite’s 2024 forecasts above (see “NON-IFRS MEASURES, RATIOS AND RECONCILIATIONS”). See also “FORWARD-LOOKING STATEMENTS”.

TRUSTEE APPOINTMENT

On February 15, 2024, Granite appointed Mr. Robert D. Brouwer to its Board of Trustees and Board of Directors and Mr. Brouwer was also appointed to Granite’s Audit Committees. Mr. Brouwer most recently served as the Vice Chairman of KPMG Canada and Regional Head of Markets for KPMG in the Americas through 2023. Mr. Brouwer has over 30 years of experience as an executive relationship partner and audit partner for a wide range of public and private companies with operations in Canada and internationally, and in a range of industries. He served as Canadian Managing Partner, Clients and Markets, KPMG Canada’s senior accounting technical partner and for many years National Director of KPMG’s Mining Practice in Canada. Mr. Brouwer has also served on the Board of the Institute of Corporate Directors, as a Chair of the ICD Ontario Chapter Executive, and continues to serve as a faculty for the ICD Directors Education Program. Mr. Brouwer is an FCPA and received his Bachelor of Arts in Economics from the University of Toronto and is a member of the Institute of Corporate Directors (ICD.D).

Mr. Gerald Miller, a trustee and director since June 2011, will not be standing for re-election at Granite's next Annual General Meeting in June 2024.

CONFERENCE CALL

Granite will hold a conference call on Thursday, February 29, 2024 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 926-4951. For international callers, please call 1 (416) 981-9004. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 22028905. The replay will be available until Monday, March 11, 2024.

OTHER INFORMATION

Additional property statistics as at December 31, 2023 have been posted to our website at https://granitereit.com/property-statistics-q4-2023. Copies of financial data and other publicly filed documents are available through the internet on SEDAR+, which can be accessed at www.sedarplus.com and on EDGAR, which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2023 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com and on EDGAR at http://www.sec.gov. Hard copies of the audited combined financial statements are available free of charge on request by calling (647) 925 - 7500 or writing to:

Investor Inquiries
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 62.9 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, FFO payout ratio, AFFO payout ratio, same property NOI - cash basis, constant currency same property NOI - cash basis, total debt and net debt, net leverage ratio, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.
(1)FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see table below). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

(2)AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see table below). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit amounts)		2023	2022	2023	2022
Net income (loss) attributable to stapled unitholders		$31.4	$(126.3)	$136.7	$155.8
Add (deduct):
Fair value losses on investment properties, net		33.0	229.9	172.7	219.7
Fair value losses (gains) on financial instruments, net		15.4	(2.1)	17.3	(11.4)
Loss on sale of investment properties		—	—	1.5	0.7
Deferred tax expense (recovery)		0.9	(24.4)	(16.2)	(71.0)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		(0.4)	—	3.1	(2.7)
Fair value remeasurement of the Directors Deferred Stapled Unit Plan		0.4	0.1	0.8	(1.8)
Non-controlling interests relating to the above		0.5	—	1.7	—
FFO	[A]	$81.2	$77.2	$317.6	$289.3
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.9)	(2.7)	(7.7)	(8.6)
Leasing costs		(1.0)	(4.5)	(4.1)	(9.4)
Tenant allowances		(4.1)	(0.2)	(6.5)	(0.6)
Tenant incentive amortization		1.1	0.8	4.4	4.1
Straight-line rent amortization		(3.1)	(3.6)	(16.7)	(10.6)
Non-controlling interests relating to the above		—	—	0.4	—
AFFO	[B]	$73.2	$67.0	$287.4	$264.2
Basic FFO per stapled unit	[A]/[C]	$1.28	$1.21	$4.99	$4.44
Diluted FFO per stapled unit	[A]/[D]	$1.27	$1.20	$4.97	$4.43
Basic AFFO per stapled unit	[B]/[C]	$1.15	$1.05	$4.51	$4.05
Diluted AFFO per stapled unit	[B]/[D]	$1.15	$1.05	$4.50	$4.05
Basic weighted average number of stapled units	[C]	63.6	63.9	63.7	65.2
Diluted weighted average number of stapled units	[D]	63.8	64.1	63.9	65.3

(3)The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2023	2022	2023	2022
Monthly distributions declared to unitholders	[A]	$51.3	$50.0	$204.3	$202.3
FFO	[B]	81.2	77.2	317.6	289.3
AFFO	[C]	73.2	67.0	287.4	264.2
FFO payout ratio	[A]/[B]	63%	65%	64%	70%
AFFO payout ratio	[A]/[C]	70%	75%	71%	77%
(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
	(in millions)	2023	2022	$ change	% change	(in millions)	2023	2022	$ change	% change
Revenue		$129.8	$125.6	4.2			$521.2	$455.6	65.6
Less: Property operating costs		19.8	23.2	(3.4)			86.0	75.2	10.8
NOI		$110.0	$102.4	7.6	7.4%		$435.2	$380.4	54.8	14.4%
Add (deduct):
Straight-line rent amortization		(3.1)	(3.6)	0.5			(16.7)	(10.6)	(6.1)
Tenant incentive amortization		1.1	0.8	0.3			4.4	4.1	0.3
NOI - cash basis	62.9	$108.0	$99.6	8.4	8.4%	62.9	$422.9	$373.9	49.0	13.1%
Less NOI - cash basis for:
Acquisitions	1.0	0.2	—	0.2		3.8	(18.4)	(12.2)	(6.2)
Developments	2.9	(2.5)	—	(2.5)		3.8	(13.6)	(0.5)	(13.1)
Dispositions and assets held for sale	0.3	—	(0.6)	0.6		0.6	(0.2)	(3.7)	3.5
Same property NOI - cash basis	58.9	$105.7	$99.0	6.7	6.8%	55.2	$390.7	$357.5	33.2	9.3%
Constant currency same property NOI - cash basis(2)	58.9	$105.7	$101.0	4.7	4.7%	55.2	$390.7	$371.7	19.0	5.1%
(1)    The square footage relating to the NOI — cash basis represents GLA of 62.9 million square feet as at December 31, 2023. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.
(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels.

(6)The net leverage ratio is calculated as net debt (a non-IFRS performance measure defined above) divided by the fair value of investment properties. The net leverage ratio is a non-IFRS ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at December 31,		2023	2022
Unsecured debt, net		$3,066.0	$2,983.6
Derivatives, net		(100.8)	(138.4)
Lease obligations		33.2	33.7
Secured debt		—	51.4
Total debt		$2,998.4	$2,930.3
Less: cash and cash equivalents		116.1	135.1
Net debt	[A]	$2,882.3	$2,795.2
Investment properties	[B]	$8,808.1	$8,839.6
Net leverage ratio	[A]/[B]	33%	32%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at December 31, 2022 were excluded from investment properties and related metrics at December 31, 2022.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's 2024 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross-currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under any at-the-market program that Granite may establish; the potential for expansion and rental growth at the property in Ajax, Ontario and the enhancement to the yield of the property from such potential expansion and rental growth; the completion of the property in Ajax, Ontario and subsequent commencement of the lease in the second quarter of 2024; the potential for expansion and rental growth at the property in Weert, Netherlands and the enhancement to the yield of the property from such potential expansion and rental growth; the development of a 0.4 million square foot distribution facility on the 22.0 acre site in Brantford, Ontario, and the potential yield from the project; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.0 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2023 dated February 28, 2024, filed on SEDAR+ at www.sedarplus.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.